KELLY CAPITAL

June 26, 2008

VIA FED EX

GAMCO Investors
Mr. Mario J. Gabelli
Chairman & Chief Executive Officer
1 Corporate Center
Rye, NY 10580-1422 US

In re: Earl Scheib, Inc. (the "Company")

Mario:

After speaking with you last week I followed up with Jon Howe of Wedbush Morgan, the investment banker for Earl Scheib. Jon relayed to me the Company's position that it would not be moving forward with our offer of $14.4mm or $3.60 per share because it deemed the offer too low. The Company's value expectation is $34mm or $8.50 per share based on their misguided belief that a buyer would pay retail value for the real estate owned and ignore all liabilities. This is similar to the Company's position in 2004 when we made an offer of $15mm as part of a failed process. Since 2004 the Company has not executed on its business plan and has not delivered any additional value to shareholders.

Kelly Capital's position is that our offer reflects the current value of Earl Scheib after considering the off balance sheet lease liability, the poor financial performance, and the shut down costs and trailing liabilities in the event the operations cannot be improved. With the Company's rejection of our offer, and failure thus far to enter into an agreement with a higher bidder as part of their process, we are currently on the sidelines observing the continuing decay in performance and, more importantly, the continuing decay in equity at Earl Scheib, Inc.

Wedbush Morgan has indicated that you have a 51% ownership of the common stock in Earl Scheib, Inc. As the controlling shareholder in ESHB, we believe it is in your best interest to instruct your Board of Directors to enter into an agreement with the highest bidder and make a public announcement of the agreement to move the process forward. The shareholders are ultimately the owners of this Company and should be given the opportunity to accept or reject the highest offer for the sale of Earl Scheib.

Mario, you had mentioned during our phone conversation that if we were to make a tender offer and were not topped, you would vote in favor of the tender. As you may know, we are under an NDA and are precluded from tendering for shares of ESHB. If I may, I would request that you contact Wedbush Morgan and ask for them to release Kelly Capital from the portion of the NDA that precludes us from tendering. Along those lines, as we discussed we would like to make a tender offer for the shares of the Company.

I look forward to working with you to resolve these matters quickly and in our mutual interest.

Sincerely,

Michael Kelly
Chairman & Chief Executive Officer

www.kellycapital.com NBC Tower 225 Broadway 18th Floor San Diego CA 92101 619.687.5000 p 619.687.5010 f